Exhibit 99.1

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067  ACN 112 202 883

Telephone:   +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 30 June 2015

Highlights

Continued Execution on Operating Objectives

•                  Achieved year-to-date production of 8,556 Boe/d and second quarter production of 7,543 boe/d; the Company reaffirms its 2015 production guidance of 7,850 — 8,500 Boe/d.

•                  Completed installation of hydrogen sulfide (H2S) treatment facilities to reduce or eliminate flared natural gas production.  Shut in ~21 wells during installation of the facilities for ~40 days resulting in estimated lost production of ~82,568 boe or ~907 boe/d during the quarter.

•                  Realized Adjusted EBITDAX of $41.2 million year-to-date and $19.2 million for the second quarter with EBITDAX margins of 75% and 73% respectively, despite approximately 50% decrease in realized pricing for the same periods.

•                  Reduced cash operating costs from $15.13 / Boe for the year ended 31 December 2014 to $13.91 / Boe in the six months ended 30 June 2015 (8 percent reduction) due to a $0.50 per Boe reduction in LOE and production taxes and a $0.73 per Boe reduction in general and administrative expenses.

Growing Business within Cash Flows

•                  Funded the majority of the Company’s year-to-date development capital expenditures of $50.6 million with operating cash flows of $41.2 million.  The Company’s YTD development capital expenditures include $12.9 million of investments that are expected to increase cash flows by increasing gas sales (eliminating flared production) or reducing lease operating expenses; these projects have an average pay-back period of six months.

•                  Entered into a Share and Asset Sale Agreement with New Standard Energy to acquire their Eagle Ford and Cooper Basin assets, which include i) 5,500 net acres in Atascosa County, ii) approximately 175 Boe/d of production from 7 producing wells, iii) 2 wells drilled, but not completed and iv) 17.5 percent working interest in PEL570 in the Cooper Basin.

•                  25 gross (15.7 net) horizontal wells were waiting on completion at quarter end, of which 12 gross (11.6 net) were Sundance-operated.

Clean Balance Sheet with Flexibility

•                  Refinanced the Company’s previous credit facility; the new Morgan Stanley facility provides $250 million of committed debt capacity with ~$100 million of liquidity at quarter-end.

•                  Low leverage profile of 1.3x debt to trailing twelve-month Adjusted EBITDAX.

•                  As at 30 June 2015, the Company’s oil hedges covered a total of 1,362,000 bbls; including 316,000 bbls in the second half of 2015 and 410,000 bbls in 2016 with weighted average floors of $66.74 and $58.53, and weighted average ceilings of $77.37 and $77.02, respectively.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Six Months Ended
		30 June		30 June
Unaudited	Units	2015	2014	2015	2014
Production Summary, net of Royalties
Oil Production	Bbls	432,438	358,095	1,025,402	636,386
Natural Gas Production, excluding flare	Mcf	642,987	452,758	1,217,927	805,351
NGL Production	Bbls	78,894	54,280	149,594	105,864
Total Production, excluding flare	Boe	618,497	487,835	1,377,984	876,475
Average Daily Production, excluding flare	Boe/d	6,797	5,361	7,613	4,842
Flared Gas	Boe/d	746	437	943	421
Average Daily Production, including flare	Boe/d	7,543	5,797	8,556	5,263
Sales Revenue, net of Royalties
Oil Sales	US$000s	23,933	35,432	50,347	61,720
Natural Gas Sales	US$000s	1,083	1,938	2,707	3,833
NGL Sales	US$000s	1,423	1,892	2,058	3,859
Total Sales Revenue	US$000s	26,439	39,262	55,112	69,411
Realised Product Pricing
Oil	US$/Bbl	55.34	98.95	49.10	96.99
Effect of Hedging	US$/Bbl	4.59	(0.92)	4.78	0.75
Net Oil	US$/Bbl	59.93	98.03	53.88	97.73
Natural Gas	US$/Mcf	1.68	4.28	2.22	4.76
Effect of Hedging	US$/Mcf	0.16	(0.07)	0.15	0.14
Net Natural Gas	US$/Mcf	1.85	4.21	2.37	4.90
NGL	US$/Bbl	18.04	34.86	13.75	36.45
Total Average Realised Price	US$/Boe	42.75	80.48	39.99	79.19
Effect of Hedging	US$/Boe	3.38	0.74	3.69	0.67
Total Net Average Realised Price	US$/Boe	46.12	81.22	43.68	79.86

NOTE: Production & Revenue figures are presented net of royalties.

Production (Boe/d) Growth Trailing 8 Quarters

All amounts shown in this report are unaudited.

(1)         Estimated lost production from wells shut-in related to amine treatment facility and Texas flooding was ~907 boe/d for the quarter.

Revenue for the quarter decreased $12.8 million, or 33 percent, to $26.4 million compared to the same period in the prior year.  This decrease in revenue was primarily due to lower realised pricing of $55.34 per barrel and $1.68 per Mcf in the current quarter compared to $98.95 per barrel and $4.28 per Mcf for oil and natural gas, respectively, in the prior year, which negatively impacted revenue by $21.9 million.  The lower commodity pricing was partially offset by higher production volumes which increased by 1,436 Boe/d to 6,797 Boe/d and resulted in $9.0 million of increased revenue.

For the quarter ended 30 June 2015, the Company produced an average of 7,543 Boe/d, which includes 746 Boe/d of flared gas. During the quarter, the Company completed its treatment facility for hydrogen sulfide (H2S) and H2S contact towers in the Eagle Ford which eliminated the majority of the Company’s flared gas in Eagle Ford in late June 2015.  There were 15 gross (13.5 net) wells shut in at 30 June 2015 to complete facilities and pipeline upgrades.

	Three Months Ended		Six Months Ended
	30 June		30 June
Unaudited (US$000s, except per BOE)	2015	2014	2015	2014
Operating Activity
Sales Revenue, net of Royalties	$26,439	$39,262	$55,112	$69,411
Lease Operating Expenses (LOE)	(4,718)	(2,465)	(8,646)	(6,267)
Production Taxes	(1,377)	(2,383)	(3,241)	(4,009)
Cash G&A, net of amounts capitalised	(3,443)	(4,690)	(7,282)	(7,807)
LOE/Boe:	$7.63	$5.05	$6.27	$7.15
Production taxes as a % of revenue	5.2%	6.1%	5.9%	5.8%
Cash G&A/Boe:	$5.57	$9.61	$5.28	$8.91
Adjusted EBITDAX (1)	$19,210	$29,376	$41,214	$50,096
Adjusted EBITDAX Margin	72.7%	77.1%	74.8%	72.2%

(1) 2015 excludes debt extinguishment costs of ~$1.5 million

Despite the challenging pricing environment, the Company has been able to reduce its top tier cost structure from $15.13/boe in 2014 to $13.91/boe in the first half of 2015.  Cash costs include cash paid for LOE, production taxes, and G&A, net of amounts capitalised.

Lease Operating Expenses (LOE)

LOE per BOE was $6.27 for the six month period ended 30 June 2015 and $7.63 per Boe for second quarter of 2015 compared to $6.02 and $5.05, respectively, for the same periods in 2014.  The primary driver of the increase in LOE per Boe was workovers performed on wells to improve production and reduce costs.  The Company anticipates LOE reverting to historical levels in the second half of 2015.

All amounts shown in this report are unaudited.

Production Tax Expense

Production tax expense as a percentage of revenue decreased 0.9 percentage points to 5.2 percent compared to 6.1 percent in Q2 2014. The quarter-over-quarter decrease is due to the divestiture of assets located in higher severance tax rates jurisdictions.

Cash General and Administrative Costs (G&A)

Cash G&A per Boe, net of amounts capitalized, decreased 42 percent to $5.57 per Boe for the quarter ended 30 June 2015 compared to the same period in 2014 as the Company captured economies of scale in its fixed overhead cost structure due to increased production levels.

Adjusted EBITDAX

Despite having reduced sales revenue of $14.3 million for the six month period ended 30 June 2015 (as compared to the same period in prior year), the Company was able to mitigate the impact on its Adjusted EBITDAX by the cost control initiatives described above.  The Company’s Adjusted EBITDAX , excluding $1.5 million of one-time debt extinguishment cost related to the refinancing, decreased by $8.9 million to $41.2 million, (75 percent of revenue) for the six month period ended 30 June 2015 compared to $50.1 million, (72 percent of revenue), for the same period in 2014.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).  The Company added no new producing wells during the quarter, but had 25 gross (15.7 net) wells waiting on completion as at 30 June 2015.

The Company’s development activities for the quarter ended 30 June 2015 are summarised below:

	PRODUCING			IN PROGRESS
GROSS WELLS	31-Mar-15	New	30-Jun-15	Drilling	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	82	—	82	—	18	2	20
Anadarko Basin	66	—	66	—	5	—	5
Total	148	—	148	—	23	2	25

	PRODUCING			IN PROGRESS
NET WELLS	31-Mar-15	New	30-Jun-15	Drilling	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	57.8	—	57.8	—	10.6	2.0	12.6
Anadarko Basin	28.5	—	28.5	—	3.1	—	3.1
Total	86.3	—	86.3	—	13.7	2.0	15.7

Drilling and Completing within Cash Flows

The Company’s current quarter Development and Production and Exploration and Evaluation additions (accrual basis) of $21.5 million and $0.4 million ($21.9 million in total) were in line with the guidance provided in the Company’s 31 March 2015 Appendix 5B of $25.0 million and nil ($25.0 million in total), respectively.  The Company has executed on its down-cycle objective to manage the business within cash flows by drilling and completing wells ($38 million year-to-date) within operating cash flows ($41 million year-to-date Adjusted EBITDAX).  In addition to drilling and completion costs, the Company incurred $5 million on facilities projects and $8 million on special projects that are expected to reduce our operating costs and have a relatively short pay-back period.  We anticipate third quarter 2015 capital expenditures of $20 to $25 million to be funded with operating cash flows for the period.  We do not anticipate material exploration costs to be incurred in the third quarter of 2015.

Eagle Ford

During the quarter, the Company did not bring any new wells onto production in the Eagle Ford.  As at 30 June 2015, the Company had 20 gross (12.6 net) wells waiting on completion, including 9 gross (9.0 net) Sundance-operated wells.  The Company anticipates that completions on its 11 gross (3.6 net) non-operated wells will be delayed until 2016.  The Company has reduced the average costs per well in the Eagle Ford by approximately 35% to the mid $5 million range as compared to average costs of approximately $8.5 million during 2014.

Eagle Ford producing wells contributed 6,212 Boe/d (82 percent) of total production during the quarter compared to 3,500 Boe/d (60 percent) of total Boe/d produced during the same period of 2014.  The Company operated 99 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company did not bring on any new wells in the Greater Anadarko Basin.  As at 30 June 2015, Sundance had 5 gross (3.1 net) wells waiting on completion.  The Company has elected to defer completion of 3 gross (2.6 net) operated wells until 2016.

All amounts shown in this report are unaudited.

Greater Anadarko producing wells contributed 1,329 Boe/d (18 percent) of total production during the quarter compared to 1,320 Boe/d (23 percent) of total Boe/d produced during the same period of 2014.  The Company operated 61 percent of its Greater Anadarko production for the quarter.

Liquidity and Balance Sheet Flexibility

Liquidity and Debt

As at 30 June 2015, the Company had $3.5 million of cash and cash equivalents and $95 million of undrawn borrowing capacity for total liquidity of approximately $100 million.  The Company’s debt to trailing twelve-month Adjusted EBITDAX was 1.3x ($155 million of debt as at 30 June 2015 and $117 million Adjusted EBITDAX for the trailing twelve-month period then ended).

During the quarter, the Company refinanced its previous credit facilities and entered into new credit facilities with Morgan Stanley.  The new facility provides for a $300 million Senior Secured Revolving Credit Facility (“RBL”) with $75 million currently available ($30 million was outstanding as of 30 June 2015) and a $175 million Senior Term Loan Facility (the “Term Loan”) of which $125 million was outstanding as of 30 June 2015 and $50 million was committed but undrawn, for total undrawn capacity of $95 million.  The RBL has a 5 year term and bears interest at LIBOR plus 2 to 3 percent depending on the amount drawn.  The Term Loan has a 5 ½ year term and bears interest at LIBOR plus 7 percent with a 1 percent LIBOR floor.

Derivative Contracts

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2H 2015	316,000	$66.74	$77.37	540,000	$3.14	$3.36
2016	410,000	$58.53	$77.02	720,000	$2.90	$3.58
2017	264,000	$50.00	$81.59	540,000	$3.04	$3.91
2018	204,000	$55.00	$81.53	420,000	$3.15	$4.32
2019	168,000	$55.00	$87.71	360,000	$3.27	$4.65
Total	1,362,000	$57.82	$79.98	2,580,000	$3.07	$3.87

2015 Capital Expenditure Flexibility

The Company has no long term contracts and only 1.0 net drilling commitment remaining in 2015.  As previously mentioned, its 2015 drilling and completion capital program is expected to be funded out of operating cash flow.

All amounts shown in this report are unaudited.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 June 2015

Consolidated statement of cash flows

			Current quarter US$’000	Year to date (6 months) US$’000
Cash flows related to operating activities
1.1		Receipts from product sales and related debtors	28,130	60,088

1.2	Payments	(a) exploration & evaluation	(1,778)	(15,501)
		(b) development (1)	(32,333)	(109,719)
		(c) production	(7,334)	(15,496)
		(d) administration	(2,721)	(6,866)

1.3		Dividends received
1.4		Interest and other items of a similar nature received	6	34
1.5		Interest and other costs of finance paid	(912)	(2,642)
1.6		Income taxes paid
1.7		Other (derivatives)	2,182	5,563

		Net Operating Cash Flows	(14,760)	(84,539)

		Cash flows related to investing activities
1.8		Payment for purchases of: (a) prospects
		(b) equity investments	(189)	(189)
		(c) other fixed assets	(114)	(305)
1.9		Proceeds from sale of: (a) prospects
		(b) equity investments
		(c) other fixed assets
1.10		Loans to other entities
1.11		Loans repaid by other entities
1.12		Other (changes in escrow)

		Net investing cash flows	(303)	(494)
1.13		Total operating and investing cash flows (carried forward)	(15,063)	(85,033)
1.13		Total operating and investing cash flows (brought forward)	(15,063)	(85,033)

		Cash flows related to financing activities
1.14		Proceeds from issues of shares, options, etc.
1.15		Proceeds from sale of forfeited shares
1.16		Proceeds from borrowings	156,100	170,000
1.17		Repayment of borrowings	(145,000)	(145,000)
1.18		Dividends paid
1.19		Other (2)	(5,037)	(5,037)

		Net financing cash flows	6,063	13,900

		Net increase (decrease) in cash held	(9,000)	19,963

1.20		Cash at beginning of quarter/year to date	13,086	69,217
1.21		Exchange rate adjustments to item 1.20	(593)	(654)

1.22		Cash at end of quarter	3,493	3,493

(1) Amount includes approximately $57 million Q1 2015 paydown of accrued capital expenditure from 31 December 2014.  On an accrual basis, YTD 2015 development capital expenditures were approximately $53 million.

(2) Includes deferred financing fees and cash debt extinguishment related to old credit facilities.

+ See chapter 19 for defined terms.

17/12/2010

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	193
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL
1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1                               Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

2.2                               Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Revolver, Term and Accordion Term Credit Facilities)	250,000	155,000
3.2	Credit standby arrangements

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	NIL
4.2	Development	(22,500)
4.3	Production	(5,100)
4.4	Administration	(3,500)
	Total	(31,100)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	3,493	13,086
5.2	Deposits at call
5.3	Bank overdraft
5.4	Other
	Total: cash at end of quarter (item 1.22)	3,493	13,086

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	33,775	31,609
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Expiration of lease in non-core area	33,392	33,096

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	549,351,227	549,351,227
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	2,730,000 options 5,960,977 RSUs*	Weighted Average Option Exercise Price - A$0.87	Weighted Average Remaining Option Term — 3.0 years
7.8	Issued during quarter	Nil Options 3,090,226 RSUs*
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options Nil RSUs*
7.10	Expired during quarter	Nil options Nil RSUs*
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

+ See chapter 19 for defined terms.

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 31 July 2015

Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                  Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.